UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 5, 2026, Prenetics Global Limited (the "Company") announced the entry into an exclusive global partnership with Authentic Brands Group to create the Care Bears by IM8 brand. A copy of the press release is included as Exhibit 99.1 to this Report on Form 6-K (this "Report"). This Report also contains the License Agreement entered into by IM8 (US) LLC in connection with the partnership, included as Exhibit 99.2 to this Report.

The information contained in this Report, including Exhibits 99.1 and 99.2 furnished herewith, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing or in this report.

INCORPORATION BY REFERENCE

This Report, along with Exhibits 99.1 and 99.2, is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-265284, 333-276538 and 333-288824), and registration statements on Form S-8 (File Nos. 333-287017, 333-279019, 333-271552, 333-267956 and 333-298478) of Prenetics Global Limited (including any prospectuses forming a part of such registration statements), including all amendments thereto, filed with the U.S. Securities and Exchange Commission (the "SEC"), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated November 5, 2026
99.2*	License Agreement, dated September 16, 2026
__________________________________________
* Portions of this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the SEC a copy of any omitted portion upon request by the SEC.

The representations, warranties and covenants contained in the License Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (a) have been made only for purposes of the License Agreement, (b) are subject to materiality qualifications contained therein which may differ from what may be viewed as material by investors, (c) were made only as of the date of such agreement or such other date as is specified in such agreement, and (d) have been included in such agreement for the purpose of allocating risk between the contracting parties, rather than establishing matters as fact. Accordingly, the License Agreement is included with this filing only to provide investors with information regarding the terms of such agreement, and not to provide investors with any other factual information regarding the Company, the parties to such agreement, or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, the parties to such agreement, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the License Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Danny Sheng Wu Yeung
	Name:	Danny Sheng Wu Yeung
	Title:	Chief Executive Officer

Date: November 5, 2026